Exhibit 99.114

For Immediate Release	February 23, 2021

The Valens Company Submits Site Evidence Package to Health Canada for Manufacturing Facility in Greater Toronto Area

Kelowna, B.C., February 23, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that it has submitted a site evidence package to Health Canada under its existing micro-processing licence application for the Company’s third facility in Canada, located in the Greater Toronto Area (“GTA Facility”).

The GTA Facility is now in the final stages of construction and will provide an additional 30,000 square feet of capacity, focused on the formulation, co-packing, and manufacturing of cannabis-infused beverages and other customized 2.0 and 3.0 products using SōRSE by Valens emulsion technology.

“Thanks to our exceptional team, we are now one step closer to bringing the GTA Facility online despite initial delays caused by the pandemic,” said Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company. “As of Q4 2020 and according to Headset data, Valens holds approximately 5.2 percent of cannabis-infused beverage market share in Alberta, British Columbia, and Ontario, with just one partner in this product category. With this additional manufacturing capacity, we look forward to expanding our beverage product offering and market share through additional mandates in this category with new and existing partners.”

The custom-designed facility features a highly integrated system that can fill 100 bottles per minute with the added ability to easily increase future output to prepare for expected national demand. The GTA Facility supports production of PET bottles, canned formats, and smaller formats for a shot-type product, in addition to offering both carbonated and non-carbonated beverages. Valens’ beverage program has been designed to support custom manufacturing and white label partners and is staffed with experts in formulation and product design, leveraging the Company’s existing testing and analytics capabilities.

The GTA Facility is expected to receive its licence in the second quarter of 2021, after which Valens expects to begin manufacturing products at the facility and begin commercializing and shipping out products in the second half of fiscal 2021.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this news release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, that the LYF Acquisition does not close, the Milestones are not met, the increase to the Company’s EBITDA and diluted EPS is not achieved, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management’s current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com

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